BB 3/13


SEC MAIL PROCESSING
RECEIVED
FEB 28 2007
WASH, D.C. 210 SECTION


07004161

SE MISSION

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53201

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-06 (MM/DD/YY) AND ENDING 12-31-06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VOLTAIRE INVESTMENTS, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9212 NORTH KOBER ROAD
(No. and Street)

PARADISE VALLEY ARIZONA 85253
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
TOM BELGRAD (408)609-3590
(Area Code -- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WOODS & DWYER, P.L.C.
(Name – *if individual, state last, first, middle name*)

3101 NORTH CENTRAL, SUITE 800 PHOENIX, ARIZONA 85012
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/14

OATH OR AFFIRMATION

I, Thomas R. Belgrad, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Voltaire Investments, LLC, as of February 23rd, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Thomas R. Belgrad
Signature

Managing Member
Title

Patricia Nolan
Notary Public


PATRICIA E. NOLAN
Notary Public - Arizona
MARICOPA COUNTY
My Commission Expires
AUGUST 27, 2009

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VOLTAIRE INVESTMENTS, L.L.C.

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2006 AND 2005

VOLTAIRE INVESTMENTS, L.L.C.

CONTENTS



WOODS & DWYER, P.L.C.
Certified Public Accountants

3101 N. Central Avenue • Suite 800
Phoenix, Arizona 85012
(602) 265-9700
Fax (602) 265-9600

INDEPENDENT AUDITORS' REPORT

To the Member
Voltaire Investments, L.L.C.
Paradise Valley, Arizona

We have audited the accompanying statements of financial condition of **Voltaire Investments, L.L.C.** as of December 31, 2006 and 2005, and the related statements of income, changes in member's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Voltaire Investments, L.L.C.** as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

To the Member
Voltaire Investments, L.L.C.
Paradise Valley, Arizona

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in the Schedules on pages 11 through 12 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Woods & Dwyer P.L.C.

Woods & Dwyer, P.L.C.
Phoenix, Arizona
January 23, 2007

VOLTAIRE INVESTMENTS, L.L.C.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2006 and 2005

	2006	2005
ASSETS		
Cash	$ 1,311	$ 5,123
Marketable securities owned, valued at market	14,242,823	15,474,098
Total current assets	14,244,134	15,479,221
Prepaid consulting fees	357,888	232,888
Other assets	10,000	10,000
	367,888	242,888
	$14,612,022	$15,722,109
LIABILITIES AND MEMBER'S EQUITY		
Accounts payable	$ 14,000	$ 10,000
Payable to clearing broker-dealer	7,947,386	9,666,508
Total current liabilities	7,961,386	9,676,508
Member's equity	6,650,636	6,045,601
	$14,612,022	$15,722,109

See Independent Auditors' Report and Notes to Financial Statements

VOLTAIRE INVESTMENTS, L.L.C.
STATEMENTS OF INCOME
For The Years Ended December 31, 2006 and 2005

	2006	2005
REVENUES		
Trading gains	$ 1,558,061	$ 1,499,369
Interest and dividends	166,908	152,222
	1,724,969	1,651,591
EXPENSES		
Brokerage, exchange and clearance fees	6,059	7,827
Professional fees	4,000	16,135
Other operating expense	42,063	21,646
Interest expense	529,811	304,944
	581,933	350,552
Net income	$ 1,143,036	$ 1,301,039

See Independent Auditors' Report and Notes to Financial Statements

VOLTAIRE INVESTMENTS, L.L.C.
STATMENTS OF CHANGES IN MEMBER'S EQUITY
For The Years Ended December 31, 2006 and 2005

	2006	2005
Beginning balance, December 31,	$ 6,045,600	$ 5,489,561
Distributions	(538,000)	(745,000)
Net income	1,143,036	1,301,039
Ending balance, December 31,	$ 6,650,636	$ 6,045,600

See Independent Auditors' Report and Notes to Financial Statements

VOLTAIRE INVESTMENTS, L.L.C.
STATEMENTS OF CASH FLOWS
For The Years Ended December 31, 2006 and 2005

	2006	2005
Cash flows from operating activities		
Net income	$ 1,143,036	$ 1,301,039
Accruals of expected future operating cash receipts and payments:		
Decrease (increase) in:		
Marketable securities, net	1,231,275	(5,456,359)
Prepaid consulting fees	(125,000)	(125,000)
Increase (decrease) in:		
Increase in accounts payable	4,000	-
Payable to clearing broker-dealer	(1,719,123)	5,028,843
Net cash provided by operating activities	534,188	748,523
Cash flows from financing activities		
Distributions to member	(538,000)	(745,000)
Net cash used by financing activities	(538,000)	(745,000)
Net increase (decrease) in cash	(3,812)	3,523
Cash at beginning of period	5,123	1,600
Cash at end of period	$ 1,311	$ 5,123
Supplemental disclosure of cash flow information	$ 529,811	$ 350,552

See Independent Auditors' Report and Notes to Financial Statements

VOLTAIRE INVESTMENTS, L.L.C.
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE 1 ORGANIZATION AND ACCOUNTING POLICIES

Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company's activities are limited to proprietary trading.

Securities Transactions

Proprietary securities transactions in regular way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Marketable securities are valued at market value.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income Taxes

The Company is a single member L.L.C. As such, the Company will not pay income taxes, as any income or loss will be included in the tax return of the individual member.

Exchange Membership

The Company's exchange membership, which represents an ownership interest in the exchange and provides the Company with the right to conduct business on the exchange is recorded at cost or, if an other than temporary impairment in value has occurred, at the value that reflects management's estimate of the impairment. For the years ended December 31, 2006 and 2005 there was no exchange membership impairment.

VOLTAIRE INVESTMENTS, L.L.C.
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE 1 ORGANIZATION AND ACCOUNTING POLICIES (Continued)

Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

NOTE 2 USE OF ESTIMATES

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 FINANCIAL INSTRUMENTS

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at market value or, if market prices are not readily available, fair value. Market values for exchange-traded derivatives, principally options, are based on quoted market prices. Fair values for options are based on pricing models intended to approximate the amounts that would be received from or paid to a third party in settlement of the contracts. Factors taken into consideration include credit spreads, market liquidity, concentrations, funding and administrative costs incurred over the life of the instruments.

NOTE 3 **FINANCIAL INSTRUMENTS (Continued)**

Derivatives used for economic hedging purposes include purchased options. Unrealized gains or losses on these derivative contracts are currently recognized in the statement of income as trading revenues. The Company does not apply hedge accounting as defined in FASB Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities,* as all financial instruments are marked to market with changes in fair values reflected in earnings. Therefore, the disclosures required in the Statement are generally not applicable with respect to these financial instruments.

NOTE 4 **CONCENTRATION OF CREDIT RISK**

The Company is engaged in various trading activities with a clearing broker-dealer. In the event this broker-dealer does not fulfill its obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the clearing broker-dealer. It is the Company's policy to review, as necessary, the credit standing of the broker-dealer.

Concentrations of credit risk with respect to marketable securities arise due to the fact that as of December 31, 2006 and 2005, the Company had approximately 95% and 76%, respectively, of its assets invested in the stock of one corporate entity.

NOTE 5 **PAYABLE TO CLEARING BROKER DEALER**

The Company clears its security transactions through another broker-dealer. The amount payable to the clearing broker relates to the aforementioned transactions and is fully collateralized by securities owned by the Company. At December 31, 2006 and 2005, the amount payable to the clearing broker approximated $7,960,000 and $9,670,000, respectively.

VOLTAIRE INVESTMENTS, L.L.C.
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE 6 COMMITMENT

The Company entered into an agreement to receive consulting services in the form of research and analytical materials with respect to one or more issuers of securities. In the event the Company profits from such services, the Company agrees to compensate the provider at a rate of 10% of the net proceeds. For the years ended December 31, 2006 and 2005, the Company advanced under the consulting agreement, $125,000 and $125,000, respectively in anticipation of profits upon liquidation of the Company positions. Advances are classified as prepaid expenses in the statement of financial condition as of December 31, 2006 and 2005. The amount, if any, of future payments cannot be reasonably estimated.

NOTE 7 NET CAPITAL RULE

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital and a ratio of aggregate indebtedness to net capital, both as defined under such provisions, that does not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid, if the resulting net capital ratio would exceed 10 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2006 and 2005, the Company had net capital of approximately $2,200,000 and $1,600,000, respectively and a net capital requirement of $ 100,000 and $120,000, respectively.

VOLTAIRE INVESTMENTS, L.L.C.
SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
For The Years Ended December 31, 2006 and 2005

	2006	2005
Total member's equity from Statement of Financial Condition	$ 6,650,636	$ 6,045,601
Deductions		
Prepaid consulting fees	357,888	232,888
Other assets	10,000	10,000
Net capital before haircuts on securities postions	6,282,748	5,802,713
Haircuts on securities	2,136,592	2,331,074
Undue concentration	1,929,506	1,872,232
	4,066,098	4,203,306
Net capital **	2,216,650	1,599,407
Minimum dollar net capital requirement	100,000	100,000
Excess net capital	$ 2,116,650	$ 1,499,407
Aggregate indebtedness:		
Accounts payable	$ 14,000	$ 10,000
Ratio of aggregate indebtedness to net capital	.6% to 1	.6% to 1
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2006)		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 2,220,650	$ 1,479,407
Audit adjustment to record accrued accounting fees	4,000	-
Net capital per above	$ 2,216,650	$ 1,479,407

See Independent Auditors' Report and Notes to Financial Statements

VOLTAIRE INVESTMENTS, L.L.C.

SCHEDULE 2

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 AND COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS OF RULE 15c3-3

DECEMBER 31, 2006 and 2005

The Company's transactions consist exclusively of dealing with securities on its own account. The Company does not deal in securities for customers and therefore, carries no margin accounts, does not hold funds or securities for, or owe money or securities to customers. The Company, therefore is exempt from the computation of cash reserve requirements for brokers and dealers.

See Independent Auditors' Report and Notes to Financial Statements

VOLTAIRE INVESTMENTS, L.L.C.

REPORT ON INTERNAL CONTROL

DECEMBER 31, 2006 and 2005



WOODS & DWYER, P.L.C.
Certified Public Accountants

3101 N. Central Avenue • Suite 800
Phoenix, Arizona 85012
(602) 265-9700
Fax (602) 265-9600

To the Member
Voltaire Investments, L.L.C.
Phoenix, Arizona

In planning and performing our audit of the financial statements and supplemental schedules of ***Voltaire Investments, L.L.C.*** for the years ended December 31, 2006 and 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a) (11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by rule 15c3-3.

To the Member
Voltaire Investments, L.L.C.

The management of ***Voltaire Investments, L.L.C.*** is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that procedures may become inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

To the Member
Voltaire Investments, L.L.C.

However, we noted the following matter involving the control procedures and its operation that we consider to be a material weakness as defined above.

Segregation of Duties

Effective internal control requires that checks and balances be inherent in an accounting system wherein no transaction is handled in its entirety by a single individual. As discussed in the prior year, the limited number of personnel in the Company precludes such control and, accordingly, until growth of the Company is sufficient to warrant the employment of additional personnel to effect the necessary segregation of duties and functions, internal control will continue to be materially deficient in this respect.

We have been informed by management that for cost-benefit purposes no changes in personnel requirements are anticipated.

The foregoing condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of ***Voltaire Investments, L.L.C.*** and this report of such condition does not affect our report thereon dated January 23, 2007.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, including the condition discussed above, we believe that the Company's practices and procedures were adequate at December 31, 2006 and 2005, to meet the SEC's objectives.

To the Member
Voltaire Investments, L.L.C.

This report is intended solely for the use of the management, the Member, the Securities and Exchange Commission, the NASD, and any other applicable regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Woods & Dwyer, P.L.C.

Woods & Dwyer, P.L.C.
Phoenix, Arizona
January 23, 2007

END